Exhibit 99.1

Triple Flag Declares Q1 2023 Dividend

TORONTO--(BUSINESS WIRE)--February 21, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce that its Board of Directors has approved a cash dividend of US$0.05 per common share to be paid on March 15, 2023 to the shareholders of record at the close of business on March 3, 2023.

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 229 assets, including 15 streams and 214 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 29 producing mines and 200 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contacts

Inquiries:

Investor Relations:
James Dendle
Vice President, Evaluations & Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk